                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)(1)


                              Eye Technology, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   301907 30 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James A. McNulty
    Eye Technology, Inc., 16 South Market Street, Petersburg, Virginia 23803
                                 (804) 861-0681
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 21, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                         (Continued on following pages)


-------------
        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

-----------------------                                     --------------------
CUSIP NO. 301907 30 9                 13D                     PAGE 2 OF 7 PAGES
-----------------------                                     --------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Regent Court Technologies, a Partnership
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Missouri
-------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER             34,012,058
       OWNED BY            ----------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING           ----------------------------------------------------
      PERSON WITH          10    SHARED DISPOSITIVE POWER        34,012,058
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  34,012,058
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [X]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  60.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
CUSIP NO. 301907 30 9               13D                      PAGE 3 OF 7 PAGES
-----------------------                                   --------------------


   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               Jonnie R. Williams
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)     [X]
                                                                   (b)     [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              [X]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
-------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER              2,268,362
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER           36,280,421
       OWNED BY            ----------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER         2,268,362
       REPORTING           ----------------------------------------------------
      PERSON WITH         10     SHARED DISPOSITIVE POWER      36,280,421
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,548,783
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [X]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  68.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
CUSIP NO. 301907 30 9                13D                      PAGE 4 OF 7 PAGES
-----------------------                                   --------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            Francis E. O'Donnell, Jr.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)    [X]
                                                                    (b)
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
-------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER            38,548,783
       OWNED BY            ----------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING           ----------------------------------------------------
      PERSON WITH         10     SHARED DISPOSITIVE POWER       38,548,783
                           ----------------------------------------------------
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,548,783
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [X]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  68.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.       Security and Issuer.

              This statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of Eye Technology, Inc. ("EyeTech"), and Common Stock issuable upon conversion of EyeTech's Series B Convertible Voting Preferred Stock, $.01 par value per share, of EyeTech. The address of EyeTech's principal executive offices is 16 South Market Street, Petersburg, Virginia 23803.

Item 2.       Identity and Background.

              Set forth below is information required by this Item with respect to each person filing this statement.

                                                                                         Item 2(d) or 2(e)
                                          Principal Occupation or Business            Convictions, Judgments,
Name and Address                                   and Address                           Decrees, or Orders         Citizenship

Regent Court Technologies,                Research and development                              None                     US
    a Partnership                         16 South Market Street
16 South Market Street                    Petersburg, Virginia 23803
Petersburg, Virginia 23803

Jonnie R. Williams                        Eye Technology, Inc.                            See Note 1 below               US
16 South Market Street                    16 South Market Street
Petersburg, Virginia 23803                Petersburg, Virginia 23803

Francis E. O'Donnell, Jr., MD             Ophthalmologist                                       None                     US
709 The Hamptons Lane                     709 The Hamptons Lane
Town & Country, Missouri  63017           Town & Country, Missouri  63017


         Note 1: In January 1994, Mr. Williams entered into a consent decree with the Commission. Without admitting or denying any allegations, he agreed to pay disgorgement representing profits from trading in the securities of Spectra Pharmaceutical Services, Inc. and agreed to be enjoined from future violations of Sections 10(b) and 13(d) and Rules 10b-5 and 13d-2 of the Exchange Act.


Item 3.      Source and Amount of Funds or Other Consideration.

             Inapplicable.


Item 4.      Purpose of Transaction.

             On October 21, 1998, Regent Court Technologies, a Partnership, contributed to the capital of EyeTech 61 shares of Series B Convertible Preferred Stock held by the Partnership.

                               (Page 5 of 7 Pages)

Item 5.      Interest in Securities of the Issuer.

             (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

             (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

             (c)  Inapplicable

             (d)  Inapplicable

             (e)  Inapplicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Inapplicable.


Item 7.      Material to Be Filed as Exhibits.

             Inapplicable.




                               (Page 6 of 7 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct.

         The persons whose signatures appear below agrees that this statement on Amendment No. 3 to Schedule 13D is filed on behalf of each of them.

         Executed as of November 10, 1998.



/s/  Jonnie R. Williams                   REGENT COURT TECHNOLOGIES,
------------------------------------             a Partnership
          Jonnie R. Williams

/s/  Francis E. O'Donnell, Jr.            By: /s/ Jonnie R. Williams
------------------------------------      -------------------------------------
          Francis E. O'Donnell, Jr.       Name:  Jonnie R. Williams
                                          Title:  Partner

                                          By: /s/ Francis E. O'Donnell, Jr.
                                          -------------------------------------
                                          Name:  Francis E. O'Donnell, Jr.
                                          Title:  Partner





                               (Page 7 of 7 Pages)